Exhibit 99.1

December 6, 2016

Liberty Media Corporation Announces Special Meeting of Stockholders

ENGLEWOOD, Colo.--(BUSINESS WIRE)-- Liberty Media Corporation (Nasdaq: LSXMA, LSXMB, LSXMK, BATRA, BATRK, LMCA, LMCK) (“Liberty”) will be holding a Special Meeting of Stockholders on Tuesday, January 17, 2017, at 11:00 a.m., local time, at the corporate offices of Liberty, 12300 Liberty Boulevard, Englewood, Colorado 80112.  The record date for the meeting is 5:00 p.m., New York City time, on December 12, 2016.  At the special meeting, holders will be asked to vote on proposals relating to Liberty’s issuance of shares of its Series C Liberty Media common stock in connection with the proposed acquisition of Formula 1 and the renaming of the Liberty Media Group and the Liberty Media common stock to the Formula One Group and the Liberty Formula One common stock, respectively, following the proposed acquisition of Formula 1 by Liberty.

About Liberty Media Corporation

Liberty Media Corporation operates and owns interests in a broad range of media, communications and entertainment businesses.  Those businesses are attributed to three tracking stock groups: the Liberty SiriusXM Group, the Braves Group and the Liberty Media Group.  The businesses and assets attributed to the Liberty SiriusXM Group (Nasdaq: LSXMA, LSXMB, LSXMK) include our interest in SiriusXM.  The businesses and assets attributed to the Braves Group (Nasdaq: BATRA, BATRK) include our subsidiary Braves Holdings, LLC.  The businesses and assets attributed to the Liberty Media Group (Nasdaq: LMCA, LMCK) consist of all of Liberty Media Corporation's businesses and assets other than those attributed to the Liberty SiriusXM Group and the Braves Group, including its interests in Live Nation Entertainment and Formula 1, and minority equity investments in Time Warner Inc. and Viacom.

Additional Information

Nothing in this press release shall constitute a solicitation to buy or an offer to sell shares of Liberty’s Series C Liberty Media common stock or any other series of its common stock.  Liberty stockholders and other investors are urged to read the proxy statement (a preliminary filing of which has been made with the SEC) because it will contain important information relating to the proposed acquisition of Formula 1.  Copies of Liberty’s SEC filings are available free of charge at the SEC’s website (http://www.sec.gov).  Copies of the filings together with the materials incorporated by reference therein will also be available, without charge, by directing a request to Investor Relations, (720) 875-5420.

Participants in the Solicitation

The directors and executive officers of Liberty and other persons may be deemed to be participants in the solicitation of proxies in respect of any proposals relating to the proposed acquisition of Formula 1.  Information regarding the directors and executive officers of Liberty is available in its definitive proxy statement, which was filed with the SEC on July 8, 2016, and certain of its Current Reports on Form 8-K. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be available in the proxy materials regarding the proposed acquisition of Formula 1 (a preliminary filing of which has been made with the SEC).  Free copies of these documents may be obtained as described in the preceding paragraph.

Liberty Media Corporation
Courtnee Chun, 720-875-5420

Source: Liberty Media Corporation